

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2013

Via E-Mail
Chunfeng Lu
President, Treasurer and Secretary
Basta Holdings, Corp.
Room 2105, Sino Life Tower, No. 707 Zhang Yang Rd. Pudong
Shanghai, China 200120

> **Re: Basta Holdings, Corp.**
> **Registration Statement on Form S-1**
> **Filed December 20, 2012**
> **File No. 333-185572**

Dear Ms. Lu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

2. Please delete the last sentence in the Prospectus Subject to Completion legend, "There is no minimum purchase requirement for the offering to proceed." Please also change the

Prospectus Subject to Completion legend to disclose that the information in the prospectus is "not complete." See Item 501(b)(10)(i) of Regulation S-K.

3. As it appears that you have no arrangements to place the funds in an escrow, trust or similar account, please disclose that there are no such arrangements, as required by Item 501(b)(8)(iii) of Regulation S-K.

4. Please disclose that investor funds will not be returned and will be immediately available for use by the registrant.

Prospectus Summary, page 5

5. Please revise to disclose that the contract with Taicang Jinxin Copper Tube Co., Ltd. expires on December 31, 2013 and may be terminated by either party with 60 days' notice to the other party.

Risk Factors, page 7

6. Please include risk factor disclosures regarding your proposed operations in China. For example, you should discuss the potential impact of Chinese regulations applicable to foreign companies operating in China in general and specifically to the laws and regulations applicable to foreign invested companies, failure to comply with U.S. and Chinese import and export laws, if applicable, and the potential impact of the Chinese government's control of currency conversion and restrictions on dividends and your ability to transfer funds out of China.

7. Please add a risk factor that discusses that Ms. Lu has no experience in your intended operations of the distribution of copper pipes and fittings.

8. Please add risk factor disclosure regarding the risks of not holding the proceeds of your offering in escrow or other similar arrangement, given that there is no minimum offering amount.

Sales and Marketing Strategy, page 23

9. We note disclosure that Liang Wei Wang is a director of the company. We also note disclosure throughout the filing that Ms. Lu is your sole director. Please revise to make your disclosure consistent.

Anti –Takeover Law, page 31

10. We note your disclosure in this section that there are no Nevada law provisions that would delay or prevent a change in control owing to the fact that you have no Nevada shareholders and do not do business in Nevada. Please revise to confirm whether there

are any provisions under the Nevada corporate law that would potentially prevent or delay a change in control due to the fact that the company is incorporated in Nevada. For example, if Nevada corporate law imposes any restrictions, limitations or specific requirements on how companies incorporated in Nevada may carry out fundamental transactions including sales of material amounts of securities or assets or other business combinations, with or without related parties, or how those transactions must be approved, then you should describe those requirements in this section if they could potentially prevent or delay a change in control.

Note 3 – Summary of Significant Accounting Policies, page 39

11. Since you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your critical accounting policies that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Exhibit Index, page 47

12. Please file your subscription agreement and include such agreement in the exhibit index.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: Via Email
        Scott Doney, Esq.